As Filed With the Securities and Exchange Commission on January 29, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PROLONG INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	74-2234246
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Thomas, Irvine, California 92618

(949) 587-2700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Elton Alderman

President and Chief Executive Officer

Prolong International Corporation

6 Thomas

Irvine, California 92618

(949) 587-2700

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:

Michael E. Flynn, Esq.,

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $0.001 par value	10,616,709 shares	$0.38	$4,034,349	$511

(1)	Includes (A) 5,957,918 shares of common stock issuable upon exercise of warrants granted under a Securities Purchase Agreement, dated November 24, 2003 (the “Purchase Agreement”), (B) 595,791 shares of common stock issuable upon exercise of warrants issued to brokers in connection with the Purchase Agreement; and (C) 4,063,000 shares of common stock issuable upon exercise of warrants previously issued. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional number of shares of common stock as may be issuable upon a stock split, stock dividend or similar transaction.
(2)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by The American Stock Exchange for the common stock on January 23, 2004, which was approximately $0.38 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

2

PRELIMINARY PROSPECTUS

PROLONG INTERNATIONAL CORPORATION

10,616,709 Shares of Common Stock

($0.001 par value)

This prospectus relates to the offer and sale from time to time of up to 10,616,709 shares of our common stock issuable upon the exercise of warrants, which are held by certain securityholders named in this prospectus in the section titled “Selling Securityholders” and referred to from time to time as selling securityholders.

The prices at which the selling securityholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling securityholders will bear all selling and other expenses.

Our common stock is traded on The American Stock Exchange under the symbol “PRL.” On January 27, 2004, the last reported sale price of our common stock was $0.41 per share.

See “ Risk Factors” beginning on page 4 to read about the risks you should consider carefully before buying shares of our common stock.

The information in this prospectus is not complete and may be changed. These securities may not be resold until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January    , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

ABOUT PROLONG

Prolong International Corporation, through its subsidiary, Prolong Super Lubricants, Inc., is engaged in the manufacture, sale and worldwide distribution of a line of high performance lubrication and automotive appearance products, several of which are based on a patented extreme-pressure lubricant additive for use in metal lubrication, commonly referred to as anti-friction metal treatment, or AFMT.

AFMT is a patented extreme-pressure lubricant formula which can be blended with many other lubricants and formulations to create a wide variety of individual lubricant products with extreme pressure friction fighting characteristics and can also be blended with other constituents to create additional products, which may be added to our product line in the future. Some of our more popular products include engine, fuel and transmission treatment products such as Prolong Fuel System Cleaner, Prolong Engine Treatment and Engine Treatment Booster and Prolong Transmission Treatment. Currently, our products are primarily sold in the consumer automotive and consumer household markets. However, our strategy is to expand and adapt our product line to address the commercial, governmental and industrial markets.

We distribute our products through both national and regional automotive aftermarket stores, traditional automotive aftermarket stores, mass merchandisers, installers, independent distributors and directly to consumer end-users via direct response television sales and the internet. Our major automotive retailers include AutoZone, CSK Auto, Pep Boys, Canadian Tire and other regional and independent automotive retailers. Our mass retailers include Wal-Mart and Meijer Stores. Additionally, our products are distributed through approximately 500 car dealerships and approximately 200 professional installers throughout the United States. We currently market our products in the United States, Canada, Mexico, Puerto Rico, Central America, China, Hong Kong, Japan, Thailand, Sub-Saharan Africa, Chile, Germany, Turkey, Hungary and Slovakia and intend to continue developing distributor relationships in other foreign countries. International sales comprised 6.7% and 9.7% of our revenues in 2001 and 2002, respectively, and 13.4% for the nine months ended September 30, 2003.

More comprehensive information about us and our products is available through our worldwide web site at www.prolong.com. The information on our website is not incorporated by reference into this prospectus. Our executive offices are located at 6 Thomas, Irvine, California 92618, and our telephone number is (949) 587-2700.

RISK FACTORS

We have incurred several years of declining sales and operating losses and these trends may continue in the future

We have experienced decreasing sales each year since fiscal year 1998 primarily as a result of increased competition in our market. Partly as a result of our decreased sales, we have incurred net losses of $6.5 million, $1.7 million, $1.0 million and $0.4 million for the fiscal years 1999, 2000, 2001 and 2002, respectively. Based on our results of operations through September 30, 2003, we anticipate that we will incur a net loss for fiscal year 2003 as well. We cannot be certain that our revenues will increase or that we will generate sufficient revenues to achieve profitability. If we are able to achieve profitability in the near future, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis thereafter.

We may need to raise additional funds in the future

We expect that our need for additional funds will increase in the future as our business grows. We cannot guarantee that we will be able to obtain adequate funds when we need them or on acceptable terms, if at all. Our future need for additional funds will depend on numerous factors including the following:

•	The success of our product development programs;

•	The commercial success of our products;

•	The rate of growth of our business; and

•	The availability of cash from our operations and other sources.

The issuance of additional shares of stock could result in a substantial dilution to the ownership interests of our present or future stockholders. If we are unable to obtain adequate funds on terms acceptable to us, we may need to delay or scale back our product development and the manufacture of our current products. Any inability to obtain funds when we need them would have a material adverse effect on our business, operating results and financial condition.

We depend on our key management personnel

We depend on our key management personnel and our future success will depend in large part upon their contributions, experience and expertise. We currently have employment agreements with three of our senior executives. In addition, our future success will depend upon our ability to attract and retain other highly qualified management personnel. The loss of any key management personnel or our failure to attract and retain other qualified management personnel could have a material adverse effect on our business, operating results and financial condition.

Our business is subject to the risk of product liability claims

The nature of our business exposes us to risk from product liability claims. We currently maintain product liability insurance with maximum coverage limits of $6,000,000 for each occurrence and an aggregate limit of $7,000,000 per year. Product liability coverage is becoming increasingly expensive and we cannot guarantee that our current coverage will adequately cover future product liability claims. Currently, we have no plans to increase our coverage. However, we will reevaluate our product liability coverage from time to time in the future. Any losses that we may suffer from future liability claims, including the effect that any product liability litigation may have upon our reputation and marketability of our products, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The market in which we operate is highly competitive

The current market for our products is highly competitive and we expect competition to increase in the future. Our principal competitors include other providers of specialized lubrication products, such as The Clorox Company (STP™) and Pennzoil-Quaker State Corporation (Slick 50™), both of which market engine treatments. Other competitive engine treatment brands include Duralube® and Z-Max™. Our competitors also include major oil brands such as Shell, Chevron, Castrol, and other companies that manufacture lubrication products, such as WD-40 Company. Further, we believe that major oil companies, well established consumer products and new start-up companies not presently offering products that compete directly with our products, may enter our markets in the future. With respect to our appearance products, major competitors include such companies as Turtle Wax, Inc., Meguiar’s, Inc., Mothers, Pennzoil-Quaker State Company, and The Clorox Company. Increased competition could result in any or all of the following, which could have a material adverse effect on our business, financial condition, cash flows and results of operations:

•	Price reductions;

•	Reduced gross margins;

•	Loss of market share; and

•	Loss of shelf space.

In addition, many of our competitors have significantly greater financial, technical, product development, marketing and other resources and greater market recognition than we do. Several of our competitors also have, or may develop or acquire, substantial customer bases in the automotive and other related industries. As a result, our competitors may respond quicker to new or emerging technologies and changes in customer requirements or devote more resources to the development, promotion and sale of their products. Additionally, other dealers and distributors may appeal to the price-sensitive segment of the market by offering similar lubrication and appearance products at prices below ours. While we believe that our prices are competitive for the level of quality of our products, we rely on our brand name recognition and reputation for selling quality products supported by strong customer service.

We cannot guarantee that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not have a material adverse effect on our business, financial condition, cash flows and results of operations.

We depend on third party suppliers

To date, we have succeeded in obtaining enough components from existing suppliers to produce our AFMT formula in order to meet our current manufacturing needs. We also believe that adequate supplies will continue to be available in the near future. While we continue to work actively with each supplier in order to sustain and at times increase production of our components, we cannot guarantee that each supplier will be able to sustain or increase its production in time to satisfy our demand or that alternate suppliers will be able to meet any supply deficiency. If we fail to obtain enough components, or if such components fall below our quality standards, shipments and sales of our products may be delayed or reduced. This would have a material adverse effect on our business, financial condition and results of operations.

Most of our revenue comes from a limited number of products

We currently generate substantially all of our revenues from sales of our AFMT-based products and we expect this trend will continue in the foreseeable future. Because our revenues are concentrated in lubricant products, a decline in the demand for, or in the prices of, our AFMT-based products as a result of competition, technological advances or otherwise, could have a material adverse effect on our business, financial condition, cash flows and operating results. We recently contracted our appearance product line to a limited product mix and at this time we plan to maintain that strategy.

There is a large number of shares of common stock that may be sold, which may depress the market price of our stock

Upon effectiveness of the registration statement of which this prospectus is a part, an additional 10,616,709 shares will become freely tradable without restriction. Sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock.

A significant portion of our revenues currently comes from a small number of customers, and any decrease in revenue from these customers could harm our results of operations

A significant portion of our revenues comes from only a small number of customers. For example, during the nine months ended September 30, 2003, four customers accounted for approximately 69% of net revenues. We expect that a significant portion of our revenues will continue to depend on sales to a small number of customers. Any downturn in the business from these customers could seriously harm our revenues and results of operations.

Our average selling prices may decline

The average sales prices for our products may decline. Recently, competitors and consumers have pressured specialty lubricant suppliers to reduce pricing, which in turn could result in downward pricing pressure on our products. In addition, our average sales prices decline when we negotiate large volume price discounts with certain customers. In the short term, we plan to work at lowering our manufacturing costs in order to offset the possibility of declining average sales prices. In the long term, we plan to develop new AFMT-based products and product mixes that can be manufactured at lower cost or sold at higher average sales prices. If, however, we fail to achieve such manufacturing cost reductions or diversify our product mix, our gross margins could decline. Such a decline could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We depend on international sales for future growth and are subject to risks associated with operating in international markets

International sales comprised 13.4% of revenues during the nine months ended September 30, 2003 as compared to 11.5% of revenues for the same period in 2002. We plan to continue to expand international sales in the future. This will require significant financial resources and management attention. In order to expand sales internationally, we plan to do the following:

•	Establish additional marketing and sales operations;

•	Recruit additional international distributors; and

•	Invest in international protection of our trademarks.

To the extent we fail to do any of the above, our growth may suffer and our business, operating results, cash flows and financial condition could be materially adversely affected.

Currently, our worldwide sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies would make our products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in our worldwide business activities include:

•	Unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	Costs of localizing products in foreign countries;

•	Longer accounts receivable collection cycles;

•	Difficulties in managing foreign operations;

•	Potential for adverse tax consequences, including restrictions on repatriating our earnings;

•	The burdens of complying with a wide variety of foreign laws; and

•	Currency crisis in foreign countries that interrupt or terminate the ability of our international customers to settle their accounts in U.S. dollars.

We cannot guarantee that our international sales and, consequently, our overall business, operating results, cash flows and financial condition will be free from any material adverse effect caused by any of the above factors.

We could be subject to environmental liabilities or regulatory compliance costs

Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of substances we use in the manufacture of our products and on our facilities. We have registered our fuel conditioners with the United States Environmental Protection Agency, or the EPA. Such EPA registrations have no term but require us to notify the EPA of any changes in the chemical composition of such conditioners or other information contained in such registration. We are unaware of any additional governmental approvals required for our products. We are also unaware of any existing or probable governmental regulations which would have a material adverse effect on our business.

Because we outsource our manufacturing and do not store significant quantities of our products, any direct costs incurred in complying with environmental laws have been minimal and have not materially affected our business. We have tried to minimize our economic risk from environmental violations by our manufacturers or bottlers by locating alternative sources of such services. We believe that our activities and those of our contract manufacturers conform to present governmental regulations that apply to each such entity’s operations. Additionally, we believe that our current facilities conform to present governmental regulations relating to environmental, land use, public utility utilization and fire code matters.

Government regulations could be changed to impose additional requirements on us which could restrict our ability to expand our operations or have an adverse effect on our business. The adoption of these types of governmental regulations or our failure to comply with the applicable environmental and land use regulations or restrictions on the discharge of hazardous substances could subject us to future liability or could cause our operations or those of our contract manufacturers to be curtailed, relocated or suspended.

If we fail to secure adequate intellectual property protection, it could significantly harm our financial results and ability to compete

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property. We cannot be sure that these intellectual property rights will be successfully asserted in the future or that they will not be invalidated or circumvented. In addition, laws of some of the foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to adequately protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could harm the value of our intellectual property and would have a material adverse effect on our business, operating results and financial condition.

Issuances of our preferred stock may discourage companies from acquiring us and may adversely affect the price of our common stock

Pursuant to the terms of our articles of incorporation, our Board of Directors is authorized to issue, without stockholder approval, up to 50,000,000 shares of preferred stock with voting, conversion and other rights and preferences superior to those of our common stock. Such issuances of preferred stock could adversely affect the voting power or other rights of the holders of our common stock. Issuing preferred stock provides flexibility with possible acquisitions and other corporate purposes. However, an issuance of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock and this may not be in the best interests of some of our stockholders. Pursuant to the authority contained in our articles of incorporation, in October 2002 our Board of Directors adopted a stockholder rights plan and declared a dividend of a right to purchase one one-thousandth of a share of preferred stock for each outstanding share of our common stock. The stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our business. This may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock. Other than in connection with the stockholder rights plan described above, we do not currently plan to issue any shares of our preferred stock. However, we cannot guarantee that we will not issue shares of preferred stock in the future or that the issuance of such shares of our preferred stock, if any, will not have a material adverse effect on the market price of our common stock in the future.

We may fail to continue to meet the listing standards for The American Stock Exchange

The listing standards for The American Stock Exchange include a stockholders’ equity and market capitalization test. The American Stock Exchange also monitors the financial condition and stability of listed companies. As of December 31, 2003, we met the current listing standards with respect to stockholders’ equity and market capitalization. However, in the event that we fail to satisfy the listing standards in the future, our common stock may be delisted from The American Stock Exchange. If our common stock is removed from listing on The American Stock Exchange, the liquidity of our common stock is likely to be impaired and the trading price reduced.

Our common stock price may be subject to significant fluctuations and volatility

The market price of our common stock has historically been subject to significant price fluctuations. These fluctuations could continue in the future. Among the factors that could affect our stock price are:

•	Quarterly variations in our operating results;

•	Changes in revenues or earnings estimates or publication of research reports by analysts;

•	Speculation in the press or investment community;

•	Strategic actions by us or our competitors, such as new product announcements, acquisitions or restructuring;

•	Actions by institutional stockholders;

•	General market conditions; and

•	Domestic and international economic factors unrelated to our performance.

The stock markets in general have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements as defined within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to revenue, revenue composition, demand and pricing trends, future expense levels, competition in our industry, trends in average selling prices and gross margins, product and infrastructure development, market demand and acceptance and customer relationships. Such forward-looking statements are based on the beliefs of, estimates made by, and information currently available to our management and are subject to certain risks, uncertainties and assumptions. Any other statements contained herein (including without limitation statements to the effect that Prolong or management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “may,” “will,” “could,” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. Our actual results may vary materially from those expected or anticipated in these forward-looking statements. The realization of such forward-looking statements may be impacted by certain important unanticipated factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Because of these and other factors that may affect our operating results, past performance should not be considered as an indicator of future performance, and investors should not use historical results to anticipate results or trends in future periods. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers should carefully review the risk factors described in this prospectus and other documents that we file from time to time with the SEC, including subsequent Current Reports on From 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

USE OF PROCEEDS

The proceeds from the sale of the selling securityholders’ common stock will belong to the selling securityholders. We will not receive any proceeds from such sales.

SELLING SECURITYHOLDERS

We issued warrants to purchase an aggregate of 5,957,918 shares of common stock on November 24, 2003 in a private placement to certain institutional accredited investors. Pursuant to an Investors’ Rights Agreement, dated November 24, 2003 that we entered into with the investors, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to register the resale of the shares of our common stock which we will issue upon exercise of the warrants to those investors and to keep the registration statement effective until April 24, 2007 or such time as an exemption under the Securities Act of 1933 is available for the sale of all of a selling securityholder’s shares during a three month period without registration.

In addition, between November 2000 and November 2003 we issued warrants to purchase an aggregate of 4,658,791 shares of common stock to 33 other persons or entities. We are including the shares of common stock underlying those warrants in the registration statement of which this prospectus is a part.

The following table sets forth: (1) the name of each of the selling securityholders for whom we are registering the resale of shares of common stock under this registration statement; (2) the number of shares of our common stock owned by each such selling securityholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares of our common stock to be owned by each such selling securityholder after this offering.

Selling Securityholder	Common Stock Owned Prior to the Offering (1)	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering	Percentage of Ownership Upon Completion of Offering (2)
St. Cloud Capital Partners, L.P. (3)	4,885,492	4,885,492	0	0
Bedford Oak Capital, L.P.	387,265	387,265	0	0
Bedford Oak Offshore, Ltd.	387,265	387,265	0	0
Aspen Ventures LLC	297,896	297,896	0	0
ABQ Dolphin Partners LP	900,000	900,000	0	0
Raymond L. Clark	670,791	670,791	0	0
Goldfarb Revocable Family Trust U/A/D 5/9/90	625,000	625,000	0	0
Richard Solomon (4)	625,000	625,000	0	0
Rapaport Family Trust U/A/D 4/12/90	625,000	625,000	0	0
Euclid Plaza, LLC	120,000	120,000	0	0
Lubrication Solutions, Inc.	100,000	100,000	0	0
Linco Partners 1, LLP	88,462	88,462	0	0
Sandra C. and Jeremy E. Kaslow Revocable Trust Dec. 1999	81,000	81,000	0	0
William Blair Armstrong	76,921	76,921	0	0
Thomas J. Cuccia	75,000	75,000	0	0
Jory Rosen	75,000	75,000	0	0
David A. Scholar	50,000	50,000	0	0

Laurie Capron	50,000	50,000	0	0
Jeremy Kaslow Trustee, Jeremy Kaslow, M.D., a Medical Corp, Retirement Trust	45,000	45,000	0	0
Thomas M. Linden, as Trustee of the Thomas M. Linden Revocable Trust	38,462	38,462	0	0
Edwin A. Meserve	38,462	38,462	0	0
Edwin A. Meserve, as Trustee of the Penny Tacquard share of the J. Robert Meserve Trust dated 9/12/91 – Trust A	38,462	38,462	0	0
Edwin A. Meserve, as Trustee of the Pamela Newell Share of the J. Robert Meserve Trust dated 9/12/91 – Trust A	38,462	38,462	0	0
Melvin Lamph	38,462	38,462	0	0
Robert Stillwagon	38,462	38,462	0	0
Laurent A. Siegel	31,875	31,875		0
James J. Weber and Ann Barnes as Joint Tenants	25,000	25,000	0	0
Noel E. Johanson	25,000	25,000	0	0
George P. Economos	25,000	25,000	0	0
James A. Burns	25,000	25,000	0	0
Michael Dorsey	23,077	23,077	0	0
William W. Blackburn	15,384	15,384	0	0
William Smith	15,384	15,384	0	0
Barnes Family Trust	10,000	10,000	0	0
Farella Braun & Martel, LLP	10,000	10,000	0	0
Richard McDermott (5)	9,500	9,500	0	0
Grant Bettingen, Inc.	5,625	5,625	0	0

(1)	Represents shares of common stock issuable upon exercise of outstanding warrants.
(2)	Assumes the sale by the selling securityholders of all of the shares of common stock available for resale under this prospectus.
(3)	Pursuant to the Investors’ Rights Agreement, dated November 24, 2003, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors and individuals named therein, St. Cloud Capital Partners, L.P. has the right to designate two members to our board of directors, which persons have yet to be designated.
(4)	Mr. Solomon is currently serving on our board of directors as the designee of holders of a majority of principal amount of 15.00% Subordinated Promissory Notes issued by Prolong Super Lubricants, Inc. on November 13, 2002, which right is granted to such holders pursuant to a Note and Warrant Purchase Agreement, dated as of November 13, 2002, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors named therein.
(5)	Mr. McDermott currently serves as a member of our board of directors.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling securityholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The American Stock Exchange or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions, including, among others:

•	ordinary brokerage transactions;

•	privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The selling securityholders may pay usual and customary or specifically negotiated brokerage fees or commissions.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 or other exemption from registration may be sold under Rule 144 or other exemption rather than pursuant to this prospectus. We are not aware that there is any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling securityholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders. We will make copies of this prospectus available to the selling securityholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

The selling securityholders are not obligated to, and there is no assurance that the selling securityholders will, sell any or all of the shares.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling securityholders for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus. The selling securityholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on written information furnished by the selling securityholders. The selling securityholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of Haskell & White LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3, including amendments thereto, relating to the common stock offered hereby, with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we close this offering, except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein. We hereby incorporate by reference the following documents:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003, as amended on Form 10-K/A filed with the SEC on April 30, 2003;

2.	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 12, 2003;

3.	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 8, 2003;

4.	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 13, 2003;

5.	our Current Report on Form 8-K filed with the SEC on May 23, 2003;

6.	our Current Report on Form 8-K filed with the SEC on June 11, 2003;

7.	our Current Report on Form 8-K filed with the SEC on June 16, 2003;

8.	our Current Report on Form 8-K filed with the SEC on December 2, 2003; and

9.	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 13, 1998 as amended on Form 8-A12B/A filed with the SEC on October 30, 2002.

You may request a copy of these filings, at no cost, by writing or calling us at Prolong International Corporation, 6 Thomas, Irvine, California 92618, telephone number (949) 587-2700, Attention: Chief Financial Officer.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee. All of the amounts shown will be paid by Prolong.

To be paid by Prolong
Securities and Exchange Commission registration fee	$511
AMEX listing fee	$45,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$5,000
Miscellaneous expenses	$5,000

Total	$65,511

Item 15. Indemnification of Directors and Officers

(a) As permitted by the General Corporation Law of Nevada, our amended and restated articles of incorporation provide that, subject to any restrictions set forth in our bylaws, we shall indemnify and hold our directors, officers, and others serving at our request as a director or officer of another corporation and those individuals serving as our representative in a partnership, joint venture, trust or other enterprise, harmless and free from liability, expenses and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such individual to the fullest extent permitted under the laws of the state of Nevada for any claims against such individual arising out of the performance of his duty on our behalf.

(b) Our bylaws give us the ability to provide indemnification for each of our employees and agents to the same extent as our directors and officers upon action by our board of directors. Our bylaws also permit us to enter into indemnity agreements with any of our directors, officers, employees, fiduciaries or agents. We have entered into indemnification agreements with each of our directors and officers, which provide for the indemnification of such directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement to the fullest extent permitted by law. Finally, our bylaws permit us to maintain indemnification insurance for our directors, officers, employees, fiduciaries and agents. We currently maintain such indemnification insurance.

Item 16. Exhibits

Exhibit Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth.

23.1	Consent of Haskell & White LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney (included in the signature pages hereof).

Item 17. Undertakings

(a) Prolong hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Prolong hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Prolong’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Prolong has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Prolong will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 29th day of January, 2004.

PROLONG INTERNATIONAL CORPORATION

By:	/s/ Elton Alderman
Elton Alderman
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Prolong International Corporation do hereby constitute and appoint Elton Alderman and Nicolaas M. Rosier, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Prolong International Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Elton Alderman Elton Alderman	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 29, 2004

/s/ Thomas C. Billstein Thomas C. Billstein	Vice President, Chief Operating Officer, Secretary and Director	January 29, 2004

/s/ Nicolaas M. Rosier Nicolaas M. Rosier	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 29, 2004

/s/ Richard L. McDermott Richard L. McDermott	Director	January 29, 2004

/s/ Anthony J. Azavedo Anthony J. Azavedo	Director	January 29, 2004

/s/ Richard E. Solomon Richard E. Solomon	Director	January 29, 2004

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth.

23.1	Consent of Haskell & White LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney (included in the signature page hereof).